July 11, 2006

VIA EDGAR AND FACSIMILE

United States
Securities and Exchange Commission
Washington, D.C. 20549
Attention: Stephen Krikorian, Accounting Branch Chief

Re:	SteelCloud, Inc. (the “Company”) Form 10-K for the Fiscal Year Ended October 31, 2005 Form 10-Q for the Fiscal Quarter Ended January 31, 2006 File No. 0-24015

Dear Mr. Krikorian:

In reference to a telephone conversation between Christopher White and myself occurring June 19, 2006, please find the additional information requested below (our response follows your comment):

Form 10-K for the Fiscal Year Ended October 31, 2005

Revenue Recognition - page F-9

1.	We note your response to prior comment number 2, which confirms that software maintenance is provided by the software manufacturer and that you are not the primary obligator in these transactions. Your response has also identified the following' indicators of gross reporting, credit risk, pricing latitude, supplier selection and determination of product or service. With respect to this analysis, it does not appear that you have supplier selection for the maintenance services as the services are provided by the software manufacturer. In addition, the determination of product or service is not clearly an indicator of gross reporting as you are not "primarily responsible for fulfillment" of the software maintenance; we refer you to EITF 99-19, paragraph 12. Therefore, your determination that software maintenance revenues should be reported gross appears to be based heavily on the credit risk and pricing latitude indicators, which are both weaker indicators of gross reporting. Therefore, we do not agree that these indicators are sufficient to overcome the fact that you are not the primary obligator in these transactions, which is a strong indicator of net reporting. Please revise your financial statements to report software maintenance services on a net basis.

Response – As indicated in our previous response date June 16, 2006, we closely examined our third party software maintenance sales transactions for fiscal periods 2004, 2005 and the six month period ended April 30, 2006. Quantitatively, we compared third party software maintenance contract revenues to total revenues for fiscal years 2004, 2005 and the six month period ended April 30, 2006. In our calculations, we also included the value associated with “support”, in its entirety, which entitles the end user to upgrades, enhancements and help desk support provided by the vendor (and in certain cases we provide initial support). Support is sold separately and is not considered maintenance. The following table shows the total revenues reported and the total revenues if the sale of software maintenance and support contracts was reported on a net basis:

	Fiscal Year 2004	Fiscal Year 2005	Q1 Fiscal Year 2006	Q2 Fiscal Year 2006

Total revenue (as reported)	28,169,205	36,474,657	6,662,655	7,292,869

Total revenue (resale of software maintenance and support contracts reported as net revenue)	26,900,254	34,525,138	6,177,025	6,663,050

We believe that reporting revenue of prior periods on a net basis is a revenue reclassification. The effect of this reclassification would be a revenue decrease of less than 10% for all prior periods (which includes 100% of our support revenues for those periods). Furthermore, the revenue reclassification has no impact on gross margin dollars or net income, as reported. Accordingly, we have concluded that the impact of reporting third party maintenance transactions for prior periods is quantitatively immaterial.

Qualitatively, we deem these transactions immaterial due to the following;

•	There are no full-time sales resources devoted to the sales of these contracts.
•	We do not advertise these products on our website or our product catalogue.
•	The inclusion of these revenues as gross does not materially impact any revenue or earnings trends.
•	The reclassification would not affect our compliance with any loan covenants or contractual obligations.
•	The treatment would not have an impact on our profit or loss for the periods mentioned above.
•	The sale of maintenance contracts is incidental to our core business and does not significantly contribute to our operations or affect our profitability.
•	Reporting these transactions on a net basis would not impact our compliance with any regulatory agency.

In summary, we believe that the impact of reporting revenue on a net basis for prior periods is immaterial, both quantitatively and qualitatively. The Company proposes to adopt revenue reporting of third party maintenance contracts and support revenue on a net basis prospectively beginning with its third quarter fiscal 2006 which ends on July 31, 2006.

If you have any questions or comments please feel free to contact the undersigned at (703) 674-5530.

STEELCLOUD, INC. By: /s/ Kevin Murphy Name: Kevin Murphy Title: Chief Financial Officer